As filed with the U.S. Securities and Exchange Commission on March 5, 2013

Registration No. 333-186316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMERIGAS PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

DELAWARE	23-2787918
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

460 North Gulph Road

King of Prussia, Pennsylvania 19406

(610) 337-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven A. Samuel, Esq.

Vice President-Law and General Counsel

AmeriGas Propane, Inc.

460 North Gulph Road

King of Prussia, Pennsylvania 19406

(610) 337-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Linda L. Griggs, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

29,567,362 COMMON UNITS

OF

AMERIGAS PARTNERS, L.P.

REPRESENTING LIMITED PARTNER INTERESTS

This prospectus relates to the offer and sale of up to 29,567,362 common units of AmeriGas Partners, L.P. representing limited partner interests by Heritage ETC, L.P. (the “Selling Unitholder”), a Delaware limited partnership, and a subsidiary of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”).

The common units registered pursuant to this registration statement represent approximately 32% of the number of common units currently outstanding.

The Selling Unitholder may sell all or a portion of the common units from time to time, in amounts, at prices and on terms determined at the time of the offering, including through underwriters on a firm commitment basis. See “Plan of Distribution.” If underwriters are used in the offering, the prospectus supplement will list the underwriters and the compensation they will receive. You should read this prospectus and any prospectus supplement carefully before you invest.

We will not receive any proceeds from the sale of the common units by the Selling Unitholder under this prospectus.

The common units are traded on the New York Stock Exchange (“NYSE”) under the symbol “APU.” On March 4, 2013, the last reported sales price for the common units as reported on the New York Stock Exchange Composite Transactions Tape was $44.50 per common unit.

The common units represent limited partner interests, which are inherently different from the capital stock of a corporation.

You should carefully consider the risks relating to investing in common units and each of the other risk factors described under “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2013.

We have not authorized anyone to provide you with information other than that contained in or incorporated by reference into this prospectus or any prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”), utilizing a shelf registration process. Under this shelf registration process, the Selling Unitholder may sell from time to time the common units described in one or more underwritten offerings. This prospectus provides you with a general description of us and the common units. When required, we will add to, update or change information in this prospectus or provide a prospectus supplement for a particular offering. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, any prospectus supplement, and the documents that we have incorporated by reference below.

When used in this prospectus, unless the context otherwise requires, “AmeriGas Partners,” “we,” “our,” “ours,” “the Partnership” and “ourselves” refer to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its subsidiaries on a consolidated basis, which includes our operating partnerships, AmeriGas Propane, L.P. (“AmeriGas Propane”) and, since January 12, 2012, Heritage Operating, L.P. itself or with its subsidiaries and general partner (“HOLP”) and Titan Energy Partners, L.P. itself or with its subsidiaries and general partner (“Titan”). HOLP and Titan are referred to together as “Heritage Propane.” Effective August 1, 2012, Titan merged with and into AmeriGas Propane. References to our “General Partner” refer to AmeriGas Propane, Inc. and references to our “Operating Partnership” refer to AmeriGas Propane and its subsidiaries and HOLP and its subsidiaries. References to “fiscal year” are to our fiscal years ending September 30; for example, references to “fiscal 2012” are to our fiscal year ended September 30, 2012.

FORWARD-LOOKING STATEMENTS

The information contained or incorporated by reference into this prospectus includes forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” or other similar words and include our expectations for future periods. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors that could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements: (1) adverse weather conditions resulting in reduced demand; (2) cost volatility and availability of propane, and the capacity to transport propane to our customers; (3) the availability of, and our ability to consummate, acquisition or combination opportunities; (4) successful integration and future performance of acquired assets or businesses, including Heritage Propane, and achievement of anticipated synergies; (5) changes in laws and regulations, including safety, tax, consumer protection and accounting matters; (6) competitive pressures from the same and alternative energy sources; (7) failure to acquire new customers and retain current customers thereby reducing or limiting any increase in revenues; (8) liability for environmental claims; (9) increased customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand; (10) adverse labor relations; (11) large customer, counterparty or supplier defaults; (12) liability in excess of insurance coverage for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia; (13) political, regulatory and economic conditions in the United States and foreign countries; (14) capital market conditions, including reduced access to capital markets and interest rate fluctuations; (15) changes in commodity market prices resulting in significantly higher cash collateral requirements; (16) the impact of pending and future legal proceedings; and (17) the timing and success of our acquisitions and investments to grow our business.

You should carefully consider the risk factors listed above and described in more detail in the documents that are incorporated by reference herein, including Item 1A of Part I, “Risk Factors,” of our most-recent annual report on Form 10-K, as supplemented by our quarterly reports on Form 10-Q, in addition to the other information in this prospectus. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

SUMMARY

Who We Are

We are a publicly traded limited partnership formed under Delaware law on November 2, 1994. We are the largest retail propane distributor in the United States based on the volume of propane gallons distributed annually. As of September 30, 2012, we served approximately 2.3 million customers in all 50 states from approximately 2,100 propane distribution locations. Typically, we are located in suburban and rural areas where natural gas is not readily available.

We sell propane primarily to residential, commercial/industrial, motor fuel, agricultural and wholesale customers. We distributed approximately 1.1 billion gallons of propane in fiscal 2012. Approximately 91% of our fiscal 2012 sales (based on gallons sold) were to retail accounts and approximately 9% were to wholesale customers. Of the total retail gallons sold for fiscal 2012, residential customers accounted for approximately 40%, commercial/industrial customers accounted for 34%, motor fuel customers accounted for 14%, and agricultural customers accounted for 7%. Transport gallons, which are large-scale deliveries to retail customers other than residential, accounted for 5% of fiscal 2012 retail gallons. No single customer represents, or is anticipated to represent, more than 5% of our consolidated revenues.

Residential customers use propane primarily for home heating, water heating and cooking purposes. Commercial users, which include hotels, restaurants, churches, warehouses and retail stores, generally use propane for the same purposes as residential customers. Industrial customers use propane to fire furnaces, as a cutting gas and in other process applications. Other industrial customers are large-scale heating accounts and local gas utility customers who use propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines. Agricultural uses include tobacco curing, chicken brooding and crop drying. In our wholesale operations, we principally sell propane to large industrial end-users and other propane distributors.

We are a holding company. We conduct our business principally through our operating partnerships, AmeriGas Propane and HOLP. We acquired HOLP and Titan on January 12, 2012 and Titan merged with and into AmeriGas Propane on August 1, 2012. Our General Partner, AmeriGas Propane, Inc., is responsible for managing our operations. Our General Partner is a wholly owned subsidiary of UGI Corporation, a publicly traded company listed on the NYSE.

As of February 28, 2013, UGI Corporation, through subsidiaries, held a 1% general partner interest in AmeriGas Partners, L.P. and a 1.01% general partner interest in AmeriGas Propane, and also owned 23,756,882 AmeriGas Partners, L.P. common units, for a combined 27% effective ownership interest in us. Of the remaining 69,060,023 outstanding common units, the Selling Unitholder owned 29,567,362 common units as of February 28, 2013, which constituted approximately 32% of our outstanding common units. This prospectus registers the resale of the Selling Unitholder’s common units, which we issued to the Selling Unitholder in connection with our acquisition on January 12, 2012 of Heritage Propane, which operated substantially all of the retail propane distribution business of ETP, for total consideration of approximately $2.6 billion, consisting of approximately $1.5 billion in cash and 29,567,362 of our common units with a fair value of approximately $1.1 billion (the “Heritage Acquisition”).

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406. Our telephone number is (610) 337-7000 and our website address is http://www.amerigas.com. The information on our website does not constitute a part of this prospectus. The reference to our website address is intended as an inactive textual reference only.

The Offering

The Selling Unitholder will offer for resale up to 29,567,362 common units of the Partnership representing limited partner interests.

RISK FACTORS

The securities offered by this prospectus and any accompanying prospectus supplement may involve a high degree of risk. You should read carefully the following risk factors, in addition to the other information set forth in this prospectus and any accompanying prospectus supplement, before making an investment in the common units.

Risk Related to the Offering

Sales in the public market of the approximately 32% of our outstanding common units held by the Selling Unitholder that are covered by this prospectus could adversely affect the trading price of our common units.

We are registering for resale an aggregate of 29,567,362 common units held by the Selling Unitholder, which represent approximately 32% of our outstanding common units. Subject to certain exceptions, we are obligated to keep this prospectus current so that the common units can be sold in the public market at any time. The resale of all or a substantial portion of the common units in the public market, or the perception that these sales might occur, could cause the market price of our common units to decrease and may make it more difficult for us to sell our equity securities in the future at a time and upon terms that we deem appropriate.

Risks Inherent in an Investment in Our Common Units

Cash distributions are not guaranteed and may fluctuate with our performance.

Although we distribute all of our available cash each quarter, the amount of cash that we generate each quarter fluctuates. As a result, we cannot guarantee that we will pay the current regular quarterly distribution each quarter. Available cash generally means, with respect to any fiscal quarter, all cash on hand at the end of each quarter, plus all additional cash on hand as of the date of the determination of available cash resulting from borrowings after the end of the quarter, less the amount of reserves established to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, including:

•	our cash flow generated by operations;

•	the weather in our areas of operation;

•	our borrowing capacity under our bank credit facilities;

•	required principal and interest payments on our debt;

•	fluctuations in our working capital;

•	our cost of acquisitions (including related debt service payments);

•	restrictions contained in our debt instruments;

•	our capital expenditures;

•	our issuances of debt and equity securities;

•	reserves made by our General Partner in its discretion;

•	prevailing economic and industry conditions; and

•	financial, business and other factors, a number of which are beyond our control.

As is the case for most master limited partnerships, our Fourth Amended and Restated Agreement of Limited Partnership dated as of July 27, 2009, as amended as of March 13, 2012 (the “Partnership Agreement”), requires that distributions to our partners upon our liquidation (or to a partner upon certain redemptions) be made in accordance with positive capital account balances in order to comply with Treasury regulation rules (“Treasury Regulations”) promulgated under the Internal Revenue Code of 1986, as amended (the “Code”) as to our allocations of tax items. Although our Partnership Agreement grants our General Partner broad discretion to use special allocations, capital account adjustments, and other corrective measures to prevent this capital account liquidation requirement from causing economic distortions, it is not possible to confirm in all instances that such economic distortions will not result from this capital account liquidation requirement.

Our General Partner has broad discretion to determine the amount of “available cash” for distribution to holders of our equity securities through the establishment and maintenance of cash reserves, thereby potentially lessening and limiting the amount of “available cash” eligible for distribution.

Our General Partner determines the timing and amount of our distributions and has broad discretion in determining the amount of funds that will be recognized as “available cash.” Part of this discretion comes from the ability of our General Partner to establish reserves. Decisions as to amounts to be reserved have a direct impact on the amount of available cash for distributions because reserves are taken into account in computing available cash. Each fiscal quarter, our General Partner may, in its reasonable discretion, determine the amounts to be reserved, subject to restrictions on the purposes of the reserves. Reserves may be made, increased or decreased for any proper purpose, including, but not limited to, reserves:

•	to comply with terms of any of our agreements or obligations, including the establishment of reserves to fund the future payment of interest and principal on our debt securities;

•	to provide for level distributions of cash notwithstanding the seasonality of our business; and

•	to provide for future capital expenditures and other payments deemed by our General Partner to be necessary or advisable.

The decision by our General Partner to establish reserves may limit the amount of cash available for distribution to holders of our equity securities. Holders of our equity securities will not receive payments unless we are able to first satisfy our own obligations and the establishment of any reserves.

We are a holding company and have no material operations or assets. Accordingly, unitholders will receive distributions only if we receive distributions from our Operating Partnership after it meets its own financial obligations.

We are a holding company for our subsidiaries, with no material operations and only limited assets. We are dependent on cash distributions from the Operating Partnership to make cash distributions to our unitholders.

Unitholders will not receive cash distributions unless the Operating Partnership is able to make distributions to us after it first satisfies its obligations under the terms of its own borrowing arrangements and reserves any necessary amounts to meet its own financial obligations. The Operating Partnership is required to distribute all of its available cash each quarter, less the amount of cash reserves that our General Partner determines is necessary or appropriate in its reasonable discretion to provide for the proper conduct of our Operating Partnership’s business, to enable it to make distributions to us so that we can make timely distributions to our limited partners and the General Partner under our Partnership Agreement during the next four quarters, or to comply with applicable law or any of our Operating Partnership’s debt or other agreements.

The agreements governing certain of the Operating Partnership’s debt obligations require the Operating Partnership to include in its cash reserves amounts for future required payments. This limits the amount of available cash the Operating Partnership may distribute to us each quarter.

To pay the cash consideration and certain other fees and expenses of the Heritage Acquisition, two of our finance subsidiaries issued $1.0 billion principal amount of 7.00% senior notes and $550 million principal amount of 6.75% senior notes that we have guaranteed. In connection with the Heritage Acquisition, AmeriGas Propane’s Bank Credit Agreement was amended to increase the Revolving Credit Commitment (as defined in the Bank Credit Agreement) to $525 million. As of December 31, 2012, the Operating Partnership had outstanding debt obligations of $249.4 million, consisting of $177.2 million of borrowings outstanding under AmeriGas Propane’s Bank Credit Agreement, $53.4 million of secured notes issued by HOLP (the “HOLP Notes”), and approximately $18.8 million in other indebtedness. In addition, AmeriGas Partners, L.P. had approximately $2.25 billion of outstanding debt obligations. The debt service payments on the outstanding indebtedness of the Operating Partnership and our indebtedness must be made before we can make distributions to unitholders.

Restrictive covenants in the agreements governing our indebtedness and other financial obligations may reduce our operating flexibility.

The various agreements governing our and the Operating Partnership’s indebtedness and other financing transactions restrict quarterly distributions. These agreements contain various negative and affirmative covenants applicable to us and the Operating Partnership and some of these agreements require us and the Operating Partnership to maintain specified financial ratios. If we or the Operating Partnership violate any of these covenants or requirements, a default may result and distributions would be limited. These covenants limit our and the Operating Partnership’s ability to, among other things:

•	incur additional indebtedness;

•	engage in transactions with affiliates;

•	create or incur liens;

•	sell assets;

•	make restricted payments, loans and investments;

•	enter into business combinations and asset sale transactions; and

•	engage in other lines of business.

Our substantial debt could impair our financial condition and our ability to make distributions to holders of common units and operate our business.

Our substantial debt and our ability to incur significant additional indebtedness, subject to the restrictions under AmeriGas Propane’s Bank Credit Agreement, the outstanding HOLP note agreements and the indentures governing our outstanding notes could adversely affect our ability to make distributions to holders of our common units and could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and place us at a competitive disadvantage compared to our competitors that have proportionately less debt. If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Holders of common units may experience dilution of their interests.

We may issue an unlimited number of additional limited partner interests and other equity securities, including senior equity securities, for such consideration and on such terms and conditions as shall be established by our General Partner in its sole discretion, without the approval of any unitholders. We also may issue an unlimited number of partnership interests junior to the common units without a unitholder vote. When we issue additional equity securities, a unitholder’s proportionate partnership interest will decrease and the amount of cash distributed on each unit and the market price of the common units could decrease. Issuance of additional common units will also diminish the relative limited voting power of each previously outstanding unit. Please read “Holders of common units have limited voting rights, management and control of us” below. The ultimate effect of any such issuance may be to dilute the interests of holders of units in AmeriGas Partners and to make it more difficult for a person or group to remove our General Partner or otherwise change our management.

The market price of the common units may be adversely affected by various change of management provisions.

Our Partnership Agreement contains certain provisions that are intended to discourage a person or group from attempting to remove our General Partner as general partner or otherwise change the management of AmeriGas Partners. If any person or group other than the General Partner or its affiliates acquires beneficial ownership of 20% or more of the common units, such person or group will lose its voting rights with respect to all of its common units. The effect of these provisions and the change of control provisions in our debt instruments may be to diminish the price at which the common units will trade under certain circumstances.

Holders of common units have limited voting rights, management and control of us.

Our General Partner manages and operates AmeriGas Partners. Unlike the holders of common stock in a corporation, holders of outstanding common units have only limited voting rights on matters affecting our business. Holders of common units have no right to elect the general partner or its directors, and our General Partner generally may not be removed except pursuant to the vote of the holders of not less than two-thirds of the outstanding units. In addition, removal of our General Partner may result in a default under our debt instruments and loan agreements. As a result, holders of common units have limited say in matters affecting our operations and others may find it difficult to attempt to gain control or influence our activities.

Holders of common units may be required to sell their common units against their will.

If at any time our General Partner and its affiliates hold 80% or more of the issued and outstanding common units, our General Partner will have the right (but not the obligation) to purchase all, but not less than all, of the remaining common units held by nonaffiliates at certain specified prices pursuant to the Partnership Agreement. Accordingly, under certain circumstances holders of common units may be required to sell their common units against their will and the price that they receive for those securities may be less than they would like to receive. They may also incur a tax liability upon a sale of their common units.

Holders of common units may not have limited liability in certain circumstances and may be liable for the return of distributions that cause our liabilities to exceed our assets.

The limitations on the liability of holders of common units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that AmeriGas Partners had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of common units as a group to remove or replace our General Partner, to make certain amendments to our Partnership Agreement or to take other action pursuant to that Partnership Agreement constituted participation in the “control” of the business of AmeriGas Partners, then a holder of common units could be held liable under certain circumstances for our obligations to the same extent as our General Partner. We are not obligated to inform holders of common units about whether we are in compliance with the limited partnership statutes of any states.

Holders of common units may also have to repay AmeriGas Partners amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to holders of common units if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date.

Our General Partner has conflicts of interest and limited fiduciary responsibilities, which may permit our General Partner to favor its own interest to the detriment of holders of common units.

Conflicts of interest can arise as a result of the relationships between AmeriGas Partners, on the one hand, and the General Partner and its affiliates, on the other. The directors and officers of the General Partner have fiduciary duties to manage the General Partner in a manner beneficial to the General Partner’s sole shareholder, AmeriGas, Inc., a wholly owned subsidiary of UGI Corporation. At the same time, the General Partner has fiduciary duties to manage AmeriGas Partners in a manner beneficial to both it and the unitholders. The duties of our General Partner to AmeriGas Partners and the unitholders, therefore, may come into conflict with the duties of the directors and officers of our General Partner to its sole shareholder, AmeriGas, Inc.

Such conflicts of interest might arise in the following situations, among others:

•

Decisions of our General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional units and reserves in any quarter affect whether and the extent to which there is sufficient available cash from operating surplus to make quarterly distributions in a given quarter. In addition, actions by our General Partner may have the effect of enabling the General Partner to receive distributions that exceed 2% of total distributions.

•	AmeriGas Partners does not have any employees and relies solely on employees of the General Partner and its affiliates.

•

Under the terms of the Partnership Agreement, we reimburse our General Partner and its affiliates for costs incurred in managing and operating AmeriGas Partners, including costs incurred in rendering corporate staff and support services to us.

•

Any agreements between us and our General Partner and its affiliates do not grant to the holders of common units, separate and apart from AmeriGas Partners, the right to enforce the obligations of our General Partner and such affiliates in our favor. Therefore, the General Partner, in its capacity as the general partner of AmeriGas Partners, is primarily responsible for enforcing such obligations.

•

Under the terms of the Partnership Agreement, our General Partner is not restricted from causing us to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of such entities on behalf of AmeriGas Partners. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

•	Our General Partner may exercise its right to call for and purchase units as provided in the Partnership Agreement or assign such right to one of its affiliates or to us.

Our Partnership Agreement expressly permits our General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and us or the unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the unitholders. In addition, the Partnership Agreement provides that a purchaser of common units is deemed to have consented to certain conflicts of interest and actions of our General Partner and its affiliates that might otherwise be prohibited and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partner of any duty stated or implied by law or equity. The General Partner is not in breach of its obligations under the Partnership Agreement or its duties to us or the unitholders if the resolution of such conflict is fair and reasonable to us. The latitude given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty.

Our Partnership Agreement expressly limits the liability of our General Partner by providing that the General Partner, its affiliates and its officers and directors are not liable for monetary damages to us, the limited partners or assignees for errors of judgment or for any actual omissions if the General Partner and other persons acted in good faith. In addition, we are required to indemnify our General Partner, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

Our General Partner may voluntarily withdraw or sell its general partner interest.

Our General Partner may withdraw as the general partner of AmeriGas Partners and the Operating Partnership without the approval of our unitholders. Our General Partner may also sell its general partner interest in AmeriGas Partners and the Operating Partnership without the approval of our unitholders. Any such withdrawal or sale could have a material adverse effect on us and could substantially change the management and resolutions of conflicts of interest, as described above.

Our agreement with ETP may delay or prevent a change of control, which could adversely affect the price of our common units.

Various provisions in the Contingent Residual Support Agreement (“CRSA”) that we entered into on January 12, 2012 with ETP and UGI Corporation may delay or prevent a change in control of AmeriGas Partners, which could adversely affect the price of our common units. These provisions may also make it more difficult for our unitholders to benefit from transactions, including an actual or threatened change in control of us, even though such a transaction may offer our unitholders the opportunity to sell their common units at a price above the prevailing market price. The CRSA provides that, during the five-year period following the effectiveness of the CRSA, UGI Corporation may not cease to control the General Partner without the consent of ETP (such consent not to be unreasonably withheld). Thereafter, until termination of the CRSA, which will occur on the earlier of (a) payment in full of the Supported Debt Principal Amount as defined in the CRSA and (b) payment by ETP of the maximum amount due by ETP under the CRSA, ETP will not have any consent right with respect to a change of control of the General Partner unless such change of control would result in a downgrade of the credit rating of the senior notes issued in connection with the Heritage Acquisition. Such provisions may prevent unitholders from realizing potential increases in the price of our common units from an actual or threatened change in control.

Our partnership agreement limits our General Partner’s fiduciary duties of care to unitholders and restricts remedies available to unitholders for actions taken by our General Partner that might otherwise constitute breaches of fiduciary duties.

Our Partnership Agreement contains provisions that reduce the standards of care to which our General Partner would otherwise be held by state fiduciary duty law. For example, our Partnership Agreement waives or limits, to the extent permitted by law, any standard of care and duty imposed under state law to act in accordance with the provisions of our Partnership Agreement so long as such action is reasonably believed by our General Partner to be in, or not inconsistent with, our best interest. Accordingly, you may not be entitled to the benefits of certain fiduciary duties imposed by statute or otherwise that would ordinarily apply to directors and senior officers of publicly traded corporations.

Risks Related to Our Business

Decreases in the demand for propane because of warmer-than-normal heating season weather or unfavorable weather may adversely affect our results of operations.

Because many of our customers rely on propane as a heating fuel, our results of operations are adversely affected by warmer-than-normal heating season weather. Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Accordingly, the volume of propane sold is at its highest during the peak heating season of October through March and is directly affected by the severity of the winter weather. For example, historically, approximately 65% to 70% of our annual retail propane volumes are sold during these months. There can be no assurance that normal winter weather in our service territories will occur in the future.

The agricultural demand for propane is also affected by weather, as dry or warm weather during the harvest season may reduce the demand for propane. Our AmeriGas Cylinder Exchange (“ACE”) operations experience higher volumes in the spring and summer, mainly due to the grilling season. Sustained periods of unfavorable weather conditions can negatively affect our ACE revenues. Unfavorable weather conditions may also cause a reduction in the purchase and use of grills and other propane appliances which could reduce the demand for our ACE cylinders.

Our profitability is subject to propane pricing and inventory risk.

The retail propane business is a “margin-based” business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the propane that we and other marketers purchase can change rapidly over a short period of time. Most of our propane product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. Due to competitive pricing in the industry, we may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. Finally, market volatility may cause us to sell inventory at less than the price we purchased it, which would adversely affect our operating results.

High propane prices can lead to customer conservation and attrition, resulting in reduced demand for our product.

Prices for propane are subject to volatile fluctuations in response to changes in supply and other market conditions. During periods of high propane costs, our prices generally increase. High prices can lead to customer conservation and attrition, resulting in reduced demand for our product.

Volatility in credit and capital markets may restrict our ability to grow, increase the likelihood of defaults by our customers and counterparties and adversely affect our operating results.

The volatility in credit and capital markets may create additional risks to our business in the future. We are exposed to financial market risk (including refinancing risk) resulting from, among other things, changes in interest rates and conditions in the credit and capital markets. Developments in the credit markets during the past few years increase our possible exposure to the liquidity, default and credit risks of our suppliers, counterparties associated with derivative financial instruments and our customers. Although we believe that current financial market conditions, if they were to continue for the foreseeable future, will not have a significant impact on our ability to fund our existing operations, such market conditions could restrict our ability to grow through acquisitions, limit the scope of major capital projects if access to credit and capital markets is limited or adversely affect our operating results.

Supplier defaults may have a negative effect on our operating results.

When we enter into fixed-price sales contracts with customers, we typically enter into fixed-price purchase contracts with suppliers. Depending on changes in the market prices of products compared to the prices secured in our contracts with suppliers of propane, a default of one or more of our suppliers under such contracts could cause us to purchase propane at higher prices which would have a negative impact on our operating results.

We are dependent on our principal propane suppliers, which increases the risks from an interruption in supply and transportation.

During fiscal 2012, AmeriGas Propane purchased over 80% of its propane needs from fifteen suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be adversely affected. Additionally, in certain areas, a single supplier may provide more than 50% of our propane requirements. Disruptions in supply in these areas could also have an adverse impact on our earnings.

Changes in commodity market prices may have a negative effect on our liquidity.

Depending on the terms of our contracts with suppliers as well as our use of financial instruments to reduce volatility in the cost of propane, changes in the market price of propane can create margin payment obligations for us and expose us to an increased liquidity risk.

Our operations may be adversely affected by competition from other energy sources.

Propane competes with other sources of energy, some of which are less costly on an equivalent energy basis. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations. We compete for customers with suppliers of electricity, fuel oil and natural gas.

Electricity is a major competitor of propane and is currently more expensive than propane for space heating, water heating and cooking. Fuel oil is also a major competitor of propane and is comparable in price to propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, and, therefore, a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. As long as natural gas remains a less expensive energy source than propane, our business will lose customers in each region into which natural gas distribution systems are expanded. The gradual expansion of the nation’s natural gas distribution systems has resulted, and may continue to result, in the availability of natural gas in some areas that previously depended upon propane.

Our ability to increase revenues is adversely affected by the decline of the retail propane industry.

The retail propane industry has been declining over the past several years, with no or modest growth in total demand foreseen in the next several years. Accordingly, we expect that year-to-year industry volumes will be principally affected by weather patterns. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of our ACE and National Accounts programs, as well as the success of our sales and marketing programs designed to attract and retain customers. Any failure to retain and grow our customer base would have an adverse effect on our results.

Our ability to grow will be adversely affected if we are not successful in making acquisitions or integrating the acquisitions we have made.

We have historically expanded our propane business through acquisitions. We regularly consider and evaluate opportunities for growth through the acquisition of local, regional and national propane distributors. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. We can give no assurances that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that we will be able to finance acquisitions on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions.

To the extent we are successful in making acquisitions, such acquisitions involve a number of risks, including, but not limited to, the assumption of material liabilities, the diversion of management’s attention from the management of daily operations to the integration of operations, difficulties in the assimilation and retention of employees and difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations. The failure to successfully integrate acquisitions, including Heritage Propane, could have an adverse effect on our business, financial condition and results of operations.

We are subject to operating and litigation risks that may not be covered by insurance.

Our operations are subject to all of the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing combustible liquids such as propane for use by consumers. These risks could result in substantial losses due to personal injury and/or loss of life, and severe damage to and destruction of property and equipment arising from explosions and other catastrophic events, including acts of terrorism. As a result, we are often a defendant in legal proceedings and litigation arising in the ordinary course of business. There can be no assurance that our insurance will be adequate to protect us from all material expenses related to pending and future claims or that such levels of insurance will be available in the future at economical prices.

Our net income will decrease if we are required to incur additional costs to comply with new governmental safety, health, transportation, tax and environmental regulations.

We are subject to various federal, state and local safety, health, transportation, tax and environmental laws and regulations governing the storage, distribution and transportation of propane. We have implemented safety and environmental programs and policies designed to avoid potential liability and costs under applicable laws. It is possible, however, that we will incur increased costs as a result of complying with new safety, health, transportation and environmental regulations and such costs will reduce our net income. It is also possible that material environmental liabilities will be incurred, including those relating to claims for damages to property and persons.

Our operations, capital expenditures and financial results may be affected by regulatory changes and/or market responses to global climate change.

There continues to be concern, both nationally and internationally, about climate change and the contribution of greenhouse gas (“GHG”) emissions, most notably carbon dioxide, to global climate change. While some states have adopted laws and regulations regulating the emission of GHGs for some industry sectors, there is currently no federal or regional legislation mandating the reduction of GHG emissions in the United States. In September 2009, the federal Environmental Protection Agency issued a final rule establishing a system for mandatory reporting of GHG emissions. Increased regulation of GHG emissions, especially in the transportation sector, could impose significant additional costs on us and our customers. The impact of legislation and regulations on us will depend on a number of factors, including (i) what industry sectors would be impacted, (ii) the timing of required compliance, (iii) the overall GHG emissions cap level, (iv) the allocation of emission allowances to specific sources, and (v) the costs and opportunities associated with compliance. At this time, we cannot predict the effect that climate change regulation may have on our business, financial condition or results of operations in the future.

Unforeseen difficulties with the implementation or operation of our information systems could adversely affect our internal controls and our business.

We contracted with third-party consultants to assist us with the design and implementation of an information system that supports our Order-to-Cash business processes and such implementation is ongoing. The efficient execution of our business is dependent upon the proper functioning of our internal systems. Any significant failure or malfunction of our information system may result in disruptions of our operations. Our results of operations could be adversely affected if we encounter unforeseen problems with respect to the operation of this system.

We may not be able to successfully integrate Heritage Propane’s operations with our operations, which could cause our business to suffer.

In order to obtain the anticipated benefits of the Heritage Acquisition, we need to continue to combine and integrate the businesses and operations of Heritage Propane with ours. The combination of two large businesses is a complex and costly process. As a result, we are required to devote significant management attention and resources to integrating the business practices and operations of AmeriGas Propane and Heritage Propane. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of the Partnership and, if implemented ineffectively, preclude realization of the full benefits of the transaction expected by us.

Our failure to meet the challenges involved in successfully integrating Heritage Propane’s operations with our operations or otherwise to realize any of the anticipated benefits of the combination could adversely affect our results of operations. In addition, the overall integration of AmeriGas Propane and Heritage Propane may, in the future, result in unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships. We expect the difficulties of combining our operations to include, among others:

•	preserving important strategic and customer relationships;

•	maintaining employee morale and retaining key employees;

•	developing and implementing employment policies to facilitate workforce integration;

•	the diversion of management’s attention from ongoing business concerns;

•	the integration of multiple information systems;

•	regulatory, legal, taxation and other unanticipated issues in integrating operating and financial systems;

•	coordinating marketing functions;

•	consolidating and eliminating duplicative operations; and

•	integrating the cultures of AmeriGas Propane and Heritage Propane.

In addition, even if we are able to successfully integrate our businesses and operations, we may not fully realize the expected benefits of the acquisition within the intended time frame, or at all. Further, our post-acquisition results of operations may be affected by factors different from those existing prior to the acquisition and may suffer as a result of the acquisition. As a result, we cannot assure you that the combination of our business and operations with Heritage Propane will result in the realization of the full benefits anticipated from the acquisition.

Tax Risks

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were to treat us as a corporation, then our cash available for distribution to holders of common units would be substantially reduced.

The availability to a common unitholder of the U.S. federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for U.S. federal income tax purposes. No ruling from the IRS as to this status has been or is expected to be requested.

If we were classified as a corporation for federal income tax purposes (including, but not limited to, due to a change in our business or a change in current law), we would be required to pay tax on our income at corporate tax rates (currently a maximum 35.0% federal rate, in addition to state and local income taxes at varying rates), and distributions received by the common unitholders would generally be taxed a second time as corporate distributions. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

Our Partnership Agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, our Partnership distribution levels will change. These changes would include a decrease in the current regular quarterly distribution and the target distribution levels to reflect the impact of this law on us. Any such reductions could increase our General Partner’s percentage of cash distributions and decrease our limited partners’ percentage of cash distributions.

If federal or state tax treatment of partnerships changes to impose entity-level taxation, the amount of cash available to us for distributions may be lower and distribution levels may have to be decreased.

Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to entity-level taxation. For example, the Obama Administration and members of Congress have recently considered substantive changes to the existing federal income tax laws that would have affected certain publicly traded partnerships. Specifically, federal income tax legislation has been considered that would have eliminated partnership tax treatment for certain publicly traded partnerships and recharacterized certain types of income received from partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Similarly, several states currently impose entity-level taxes on partnerships, including us. If any additional states were to impose a tax upon us as an entity, our cash available for distribution would be reduced. We are unable to predict whether any such changes in federal or state law will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

Holders of common units will likely be subject to state, local and other taxes in states where holders of common units live or as a result of an investment in the common units.

In addition to U.S. federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable U.S. federal, state and local tax returns.

A successful IRS contest of the federal income tax positions that we take may adversely affect the market for common units and the costs of any contest will be borne directly or indirectly by the unitholders and our General Partner.

We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, the classification of any of the revenue from our propane operations as “qualifying income” under Section 7704 of the Code, or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions expressed herein or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of such conclusions or the positions taken by us. A court may not concur with some or all of our positions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our General Partner.

Holders of common units may be required to pay taxes on their allocable share of our taxable income even if they do not receive any cash distributions.

A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder’s allocable share of our taxable income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder’s allocable share of our taxable income or even the tax liability to the unitholder resulting from that income.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and certain other investors.

Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Distributions to foreign persons will be reduced by withholding taxes at the highest applicable effective tax rate, and foreign persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Prospective unitholders who are tax-exempt organizations, regulated investment companies or foreign persons should consult their tax advisors before investing in common units.

There are limits on the deductibility of losses that may adversely affect holders of common units.

In the case of taxpayers subject to the passive loss rules (generally, individuals, closely-held corporations and regulated investment companies), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction with an unrelated party. A unitholder’s share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

Tax gain or loss on disposition of common units could be different than expected.

A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized, including the unitholder’s share of our nonrecourse liabilities, and the unitholder’s adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit, which decreased a unitholder’s tax basis in that unit, will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than the unit’s original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

The reporting of partnership tax information is complicated and subject to audits.

We will furnish each unitholder with a Schedule K-1 that sets forth the unitholder’s share of our income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder’s individual tax return and increased liabilities for taxes because of adjustments resulting from the audit. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of the unitholder’s personal tax return.

There is a possibility of loss of tax benefits relating to nonconformity of common units and nonconforming depreciation conventions.

Because we cannot match transferors and transferees of common units, uniformity of the tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions that we believe conform to Treasury Regulations under Section 743(b) of the Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

We prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. Recently, however, the U.S. Treasury Department issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Morgan, Lewis & Bockius LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Tax Considerations of Unitholders—Disposition of Common Units—Allocations Between Transferors and Transferees.

Holders of common units may have negative tax consequences if we default on our debt or sell assets.

If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within any twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing more than one tax return (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. However, under an IRS relief program, a publicly traded partnership that technically terminates may be allowed to provide one Schedule K-1 to unitholders for the year notwithstanding that it has more than one partnership tax year. The risk of a technical termination and the attendant consequences described above is heightened by the sale pursuant to this registration statement of approximately 32% of our common units.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common units by the Selling Unitholder.

SELLING UNITHOLDER

This prospectus covers the offering for resale of up to 29,567,362 common units owned by the Selling Unitholder. These common units were obtained by the Selling Unitholder in connection with the Heritage Acquisition as partial consideration for the contribution by the Selling Unitholder and its affiliate, ETP, to us of all the equity interests of Heritage Propane on January 12, 2012. On the same day, ETP and the Selling Unitholder entered into a unitholder agreement with us. The agreement provides the Selling Unitholder and anyone who acquires common units under the agreement with registration rights related to the common units. By letter dated January 14, 2013, ETP advised us of the Selling Unitholder’s election to cause us to register the offer and sale of all common units held by it.

The Selling Unitholder is not a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or an affiliate of a broker-dealer registered under Section 15 of the Exchange Act.

	Beneficial Ownership Prior to the Offering		Number of Common Units Being Offered	Beneficial Ownership After the Offering
Name of Selling Unitholder	Number of Common Units(1)	Percent(2)		Number of Common Units(1)	Percent(2)
Heritage ETC, L.P.	29,567,362	32	29,567,362	0	0

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any common units over which such person has voting or investment power or of which such person has the right to acquire beneficial ownership within 60 days of March 4, 2013. The Selling Unitholder is a direct wholly owned subsidiary of ETP, a publicly traded master limited partnership whose common units trade on the New York Stock Exchange. ETP and Heritage ETC GP, L.L.C. (“Heritage GP”) are the sole limited partner and general partner, respectively, of the Selling Unitholder. Energy Transfer Partners GP, L.P. (“ETP GP”) is the sole general partner of ETP and Energy Transfer Partners, L.L.C. (“ETP LLC”) is the sole general partner of ETP GP. Energy Transfer Equity, L.P. (“ETE”), a publicly traded master limited partnership whose common units trade on the New York Stock Exchange, is the sole member of ETP LLC and the sole limited partner of ETP GP. LE GP, LLC (“ETE GP”) is the sole general partner of ETE. Kelcy L. Warren, the Chief Executive Officer of ETP and Chairman of ETE, owns a 81.2% membership interest in ETE GP. Heritage GP, ETP, ETP GP, ETP LLC, ETE, ETE GP and Kelcy L. Warren may each be deemed to possess sole voting and investment power with respect to the 29,567,362 common units held by the Selling Unitholder.
(2)	The percentage of common units beneficially owned is calculated based on the number of common units outstanding as of February 28, 2013, which was 92,816,905 common units.

DESCRIPTION OF COMMON UNITS AND CERTAIN MATERIAL

TERMS OF OUR PARTNERSHIP AGREEMENT

General

The common units represent limited partner interests that entitle the holders to participate in AmeriGas Partners’ distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement.

Number of Units

As of February 28, 2013, we had 92,816,905 common units outstanding of which the Selling Unitholder owned approximately 32% and our General Partner and its subsidiaries owned approximately 25.6%. In addition, our General Partner holds a 1.0% general partner interest in us and a 1.01% general partner interest in AmeriGas Propane, L.P.

Under our Partnership Agreement, we generally may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our General Partner in its sole discretion, including securities that may have special rights to which holders of common units are not entitled.

Under our Partnership Agreement, no person has any preemptive, preferential or other similar right with respect to the issuance of any common units, whether unissued, held in the treasury or hereafter created, except that the General Partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units from us whenever, and on the same terms that, we issue common units to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interests of the General Partner and its affiliates equal to that which existed immediately prior to the issuance of such common units.

Listing

Our common units are listed on the NYSE under the symbol “APU.”

Voting

Under our Partnership Agreement, record holders of our common units are only entitled to vote on a limited number of matters, including certain material amendments to our Partnership Agreement, proposed merger transactions, removal of our General Partner and election of a new General Partner, the transfer of our General Partner’s partnership interest and, in some cases, dissolution of the Partnership. If a record holder has the right to vote, such record holder will have a vote according to his percentage interest in AmeriGas Partners. Our Partnership Agreement provides, however, that any person or group (other than our General Partner and its affiliates) that owns beneficially 20% or more of all of the outstanding common units cannot vote on any matter, and those common units will not be considered to be outstanding when we send notices of a meeting of unitholders, calculate required votes, determine the presence of a quorum or take other similar actions under our Partnership Agreement, unless otherwise required by law. See “ETP Unitholder Agreement” below for information regarding the voting agreement we entered into with ETP.

Cash Distributions

In General

Our Partnership Agreement requires us to determine all of our available cash within 45 days following the end of each fiscal quarter and to distribute all such available cash to our unitholders and our General Partner promptly thereafter. “Available cash” generally means, with respect to any fiscal quarter, all cash on hand at the end of each quarter, plus all additional cash on hand as of the date of the determination of available cash resulting from borrowings after the end of the quarter, less the amount of reserves established by our General Partner in its reasonable discretion to provide for the proper conduct of our business (including reserves for future capital expenditures), to comply with applicable law, debt instruments or agreements, or to provide funds for future distributions to partners.

Cash distributions will be made either from “operating surplus” or from “capital surplus.” Available cash from operating surplus is distributed differently from available cash from capital surplus.

“Operating surplus,” with respect to any period, generally means:

•

our cash balance on the closing date of our initial public offering plus $40 million, plus all of our cash receipts since the closing of our initial public offering, excluding cash receipts from interim capital transactions (as defined below), plus working capital borrowings after the end of such period, less

•

all of our operating expenses, the payment of certain of our indebtedness, maintenance capital expenditures and reserves established for future operations, in each case since the closing of our initial public offering.

Interim capital transactions generally include borrowings (other than for working capital purposes and other items purchased on open account in the ordinary course of business), sales of equity securities and sales or other dispositions of assets for cash, other than sales of inventory in the ordinary course of business, sales of other current assets and sales of assets as part of normal retirements or replacements.

All available cash distributed is treated as distributed from operating surplus until the sum of all available cash distributed since our initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any available cash distributed in excess of operating surplus will be treated as having been distributed from capital surplus.

If capital surplus is distributed on a common unit issued in the initial public offering in an aggregate amount equal to the initial public offering price of the common units of $21.25 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units, then the distinction between operating surplus and capital surplus will cease and all subsequent distributions of available cash will be made from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and we do not expect to do so in the foreseeable future.

We will distribute available cash from operating surplus as follows:

•	first, 1% to the General Partner and 99% to all unitholders, pro rata, until the amount distributed per common unit equals $0.550;

•	then, 1% to the General Partner and 99% to all unitholders, pro rata, until the additional amount distributed per common unit equals $0.055;

•	then, 14.1327% to the General Partner and 85.8673% to all unitholders, pro rata, until the additional amount distributed per common unit equals $0.091;

•	then, 24.2347% to the General Partner and 75.7653% to all unitholders, pro rata, until the additional amount distributed per common unit equals $0.208; and

•	then, 49.4898% to the General Partner and 50.5102% to all unitholders, pro rata.

As is the case for most master limited partnerships, our Partnership Agreement requires that distributions to our partners upon our liquidation (or to a partner upon certain redemptions) be made in accordance with positive capital account balances in order to comply with Treasury Regulations as to our allocations of tax items. Although our Partnership Agreement grants our General Partner broad discretion to use special allocations, capital account adjustments, and other corrective measures to prevent this capital account liquidation requirement from causing economic distortions, it is not possible to confirm in all instances that such economic distortions will not result from this capital account liquidation requirement. The General Partner believes, however, that it is highly unlikely that any such economic distortions will arise with respect to our common units.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing the transfer of securities. Until the transfer of a common unit has been registered on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application (i) will not receive cash distributions, unless the common units are held in nominee or “street” name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and (ii) may not receive federal income tax information and reports furnished to record holders of common units. We have discretion to withhold consent to transfer. See “ETP Unitholder Agreement” below for information regarding transfer restrictions applicable to ETP.

The General Partner may impose restrictions on the transfer of common units if, in the opinion of counsel, such restrictions are necessary to avoid a substantial risk that we may be taxed as a corporation or otherwise as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to the Partnership Agreement as the General Partner in its sole discretion may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of the common units on any national securities exchange on which our common units are then traded must be approved by the holders of at least a majority of the outstanding common units.

Amendments to the Partnership Agreement

General. Amendments to our Partnership Agreement may be proposed only by or with the consent of our General Partner. In order to adopt a proposed amendment, other than the amendments discussed below, our General Partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the outstanding common units.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our General Partner without the consent of our General Partner, which consent may be given or withheld in its sole discretion.

The provision of our Partnership Agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our General Partner and its affiliates).

No Unitholder Approval. Our General Partner may generally make amendments to our Partnership Agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

•

a change that our General Partner determines in its sole discretion to be necessary or advisable to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change that our General Partner determines in its sole discretion to be necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our Partnership Agreement to be made by our General Partner acting alone;

•	any change in our fiscal year or taxable year and related changes; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our General Partner may make amendments to our Partnership Agreement without the approval of any limited partner if our General Partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or advisable for any action taken by our General Partner relating to splits or combinations of units under the provisions of our Partnership Agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our Partnership Agreement or are otherwise contemplated by our Partnership Agreement.

Opinion of Counsel and Unitholder Approval. No other amendments to our Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger or Consolidation

A merger or consolidation of us requires the prior approval of our General Partner. However, our General Partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the Partnership Agreement generally prohibits our General Partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our General Partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our General Partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

Change of Management Provisions

Our Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove AmeriGas Propane, Inc. as our General Partner or otherwise change our management. If any person or group other than our General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units.

Our Partnership Agreement also provides that if our General Partner is removed as our General Partner under circumstances where cause does not exist, and units held by our General Partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our General Partner will have the right to convert its General Partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our General Partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our General Partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our General Partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our General Partner;

•	any departing General Partner;

•	any person who is or was an affiliate of or owner of an equity interest in a General Partner or any departing General Partner;

•	any person who is or was a director, officer, employee, partner, agent or trustee of any entity set forth in the preceding three bullet points; and

•	any person who is or was serving as director, officer, employee, partner, agent or trustee of another person at the request of our General Partner or any departing General Partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our General Partner will not be personally liable for, or have any obligation to contribute or lend moneys or properties to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities regardless of whether we would have the power to indemnify the person against liabilities under our Partnership Agreement.

Reimbursement of Expenses

Our Partnership Agreement requires us to reimburse our General Partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our General Partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our General Partner by its affiliates. The General Partner is entitled to determine in good faith the expenses that are allocable to us.

Right to Inspect Our Books and Records

Our Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our Partnership Agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our General Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our General Partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights of Our General Partner

Under our Partnership Agreement, we have agreed to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any common units or other partnership securities proposed to be sold by our General Partner, our officers and directors or any of their respective affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of AmeriGas Propane, Inc. as General Partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Unitholder Agreement

On January 12, 2012, in connection with the closing of the Heritage Acquisition and our issuance of 29,567,362 common units to the Selling Unitholder as equity consideration, the Selling Unitholder agreed: (i) to the extent that it has any voting rights, to vote its common units in a manner consistent with the recommendation of the board of directors of our General Partner; (ii) not to transfer any of its common units until January 13, 2013; (iii) not to engage in certain activities and to abide by certain transfer restrictions until such time as the aggregate beneficial ownership of the Selling Unitholder and its affiliates is less than 4.9% of the then outstanding common units; and (iv) to certain registration rights with respect to its common units, including the right to have this registration statement filed given the expiration of the one-year holding period. Any person who becomes a holder of common units under the unitholder agreement we entered into with ETP and the Selling Unitholder will also be bound by these terms, but a person who acquires shares pursuant to this registration statement will not be bound by those terms.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Investor Services. Its address is Computershare Investor Services, P.O. Box 43078, Providence, RI 02940-3078.

DESCRIPTION OF INDEBTEDNESS

As of December 31, 2012, we had outstanding total consolidated indebtedness of approximately $2.50 billion and cash of approximately $117.6 million. Our primary indebtedness instruments are described below.

7.00% Senior Notes

As of December 31, 2012, we had outstanding $980.8 million principal amount of 7.00% Senior Notes due May 2022. These notes were issued by our subsidiaries, AmeriGas Finance Corp. and AmeriGas Finance LLC, pursuant to an indenture dated January 12, 2012, entered into by us, AmeriGas Finance Corp., AmeriGas Finance LLC and U.S. Bank National Association, as trustee. The 7.00% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by us. These notes and guarantees rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with all of our existing and future senior indebtedness and that of the issuers. AmeriGas Finance Corp. and AmeriGas Finance LLC have the right to redeem the notes, in whole or in part, prior to their maturity subject to certain restrictions, including restrictions in our agreement with ETP relating to the Heritage Acquisition. A premium applies to redemptions of the 7.00% Senior Notes through May 2020. AmeriGas Finance Corp. and AmeriGas Finance LLC may also redeem, at a premium and subject to certain restrictions, up to 35% of the Notes with the proceeds of a registered public equity offering.

6.75% Senior Notes

As of December 31, 2012, we had outstanding $550.0 million principal amount of 6.75% Senior Notes due May 2020. These notes were issued by our subsidiaries, AmeriGas Finance Corp. and AmeriGas Finance LLC, pursuant to an indenture dated January 12, 2012, entered into by us, AmeriGas Finance Corp., AmeriGas Finance LLC and U.S. Bank National Association, as trustee. The 6.75% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by us. These notes and guarantees rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with all of our existing and future senior indebtedness and that of the issuers. AmeriGas Finance Corp. and AmeriGas Finance LLC have the right to redeem the Notes, in whole or in part, prior to their maturity subject to certain restrictions, including restrictions in our agreement with ETP relating to the Heritage Acquisition. A premium applies to redemptions of the 6.75% Notes through May 2018. AmeriGas Finance Corp. and AmeriGas Finance LLC may also redeem, at a premium and subject to certain restrictions, up to 35% of the Notes with the proceeds of a registered public equity offering.

6.50% Senior Notes

As of December 31, 2012, we had outstanding $270.0 million principal amount of 6.50% Senior Notes due 2021. These notes were issued pursuant to an indenture dated January 20, 2011, entered into by us, AmeriGas Finance Corp. and U.S. Bank National Association, as trustee. The 6.50% senior notes are unsecured senior obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with all of our and AmeriGas Finance Corp.’s existing and future senior indebtedness.

6.25% Senior Notes

As of December 31, 2012, we had outstanding $450.0 million principal amount of 6.25% Senior Notes due 2019. These notes were issued pursuant to an indenture dated January 20, 2011, entered into by us, AmeriGas Finance Corp. and U.S. Bank National Association, as trustee. The 6.25% senior notes are unsecured senior obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with all of our and AmeriGas Finance Corp.’s existing and future senior indebtedness.

HOLP Senior Secured Notes

In connection with the Heritage Acquisition, we assumed the HOLP Notes. The HOLP Notes have interest rates ranging from 7.26% to 8.87%. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP’s subsidiaries secure the HOLP Notes. Interest is paid quarterly or semiannually and principal payments are made in annual installments through 2020. As of December 31, 2012, there was $49.2 million principal amount outstanding of the HOLP Notes.

Bank Credit Agreement

As of December 31, 2012, AmeriGas Propane had outstanding borrowings of $177.2 million and outstanding letters of credit of $54.1 million under AmeriGas Propane’s Bank Credit Agreement. The Bank Credit Agreement is among AmeriGas Propane, as Borrower, the General Partner as a Guarantor thereunder, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, Wells Fargo Securities, LLC, as Sole Lead Arranger and Sole Book Manager and a syndicate of financial institutions from time to time party thereto. As of December 31, 2012, AmeriGas Propane’s available borrowing capacity under the Bank Credit Agreement was $293.7 million.

Amendment No. 2 to the Bank Credit Agreement, entered into on January 12, 2012, made the following modifications, among others, to the Bank Credit Agreement: (i) an increase in the Revolving Credit Commitments (as such term is defined in the Bank Credit Agreement) from $325 million to $525 million; (ii) an increase in the L/C Commitment (as such term is defined in the Bank Credit Agreement) from (x) the lesser of $100 million and the Revolving Credit Commitment to (y) the lesser of

$125 million and the Revolving Credit Commitment; (iii) an extension of the Revolving Credit Maturity Date (as such term is defined in the Bank Credit Agreement) from (x) the earlier of October 15, 2015 and the date of other termination events under the Bank Credit Agreement to (y) the earlier of October 15, 2016 and the date of other termination events under the Bank Credit Agreement; (iv) a restatement of the definition of Consolidated EBITDA (as defined in Amendment No. 2 to the Bank Credit Agreement) to adjust for certain transaction costs and synergies related to the Heritage Acquisition for a limited time period; and (v) certain amendments to financial covenants for a limited time period as a result of the Heritage Acquisition.

Amendment No. 4 to the Bank Credit Agreement, entered into as of April 18, 2012, increased the Consolidated MLP Total Leverage Ratio (as such term is defined in the Bank Credit Agreement) to (i) a maximum of 5.50 to 1.00 through March 31, 2013 and (ii) a maximum of 5.25 to 1.00 thereafter. Amendment No. 3 to the Bank Credit Agreement, entered into as of April 3, 2012, corrected the names of certain entities acquired as part of the Heritage Acquisition.

MATERIAL TAX CONSIDERATIONS OF UNITHOLDERS

This section is a description of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Morgan, Lewis & Bockius LLP, counsel to our General Partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to AmeriGas Partners, and the Operating Partnership.

The following discussion does not address all U.S. federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, dealers and persons entering into hedging transactions. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to that unitholder of the ownership or disposition of common units.

Legal Opinions and Advice

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Morgan, Lewis & Bockius LLP and are based on the accuracy of the representations made by us and our General Partner.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Morgan, Lewis & Bockius LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our General Partner and thus will be borne indirectly by our unitholders and our General Partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Morgan, Lewis & Bockius LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Treatment of Unitholders—Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Treatment of Operations—Section 754 Election” and “Uniformity of Common Units”).

Partnership Status

We are treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for U.S. federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its common units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for U.S. federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage, refining, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that significantly less than 10% of our current gross income is not qualifying income.

Based upon factual representations made by us and our General Partner regarding the composition of our income and the other representations set forth below, Morgan, Lewis & Bockius LLP is of the opinion that we will be treated as a partnership for U.S. federal income tax purposes. The representations made by us and our General Partner upon which Morgan, Lewis & Bockius LLP has relied include, without limitation:

(a) neither we nor the Operating Partnership as well as any of our other partnership or limited liability company subsidiaries has elected to be treated as a corporation for U.S. federal income tax purposes;

(b) for each taxable year of our existence that is subject to the Qualifying Income Exception, more than 90% of our gross income has been income of a character that Morgan, Lewis & Bockius LLP has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) each hedging transaction that we treat as resulting in qualifying income has been appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been associated with crude oil, natural gas, or products thereof that are held or to be held by us in activities that Morgan, Lewis & Bockius LLP has opined generate qualifying income.

We believe that these representations are true and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then to have distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes. If for any reason we are taxable as a corporation, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for U.S. federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our common units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of our current or accumulated earnings and profits then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our common units and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on Morgan, Lewis & Bockius LLP’s opinion that we will be treated as a partnership for U.S. federal income tax purposes.

Tax Treatment of Unitholders

Limited Partner Status

Unitholders who have become our limited partners will be treated as our partners for U.S. federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for U.S. federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for U.S. federal income tax purposes. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for U.S. federal income tax purposes.

In the following portion of this section, the word “unitholder” refers to a holder of our common units who is one of our partners.

Flow-Through of Taxable Income

Subject to the discussion below under “—Tax Treatment of Operations—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Allocation of Partnership Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among the General Partner and the unitholders in accordance with their respective percentage interests, subject to certain modifications. These modifications apply to periods in which distributions are made to the General Partner and the unitholders other than in accordance with their respective percentage interests on account of incentive general partner distribution rights. In this case, we make disproportionate allocations of income to the General Partner in an attempt to match such disproportionate distributions. We will also modify the manner in which losses are allocated to our partners at times when our partners have negative capital accounts as needed to comply with the Treasury Regulations.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Code to account for the difference between the tax basis and fair market value of our assets at the time such assets were either transferred to us as a capital contribution or revalued on our books for tax purposes. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering of our units (collectively, with the aforementioned difference between fair market value and the tax basis of property contributed to us, a “Book-Tax Disparity”).

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes on a safe harbor basis in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all of the facts and circumstances, including:

•	the partner’s relative contributions to us;

•	the interests of all of the partners in our profits and losses;

•	the interest of all of the partners in our cash flow; and

•	the rights of all of the partners to distributions of capital upon liquidation.

Based upon factual representations made by us and our General Partner, Morgan, Lewis & Bockius LLP is of the opinion that, with the exception of the issues described in “—Tax Treatment of Operations—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our Partnership Agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder as to those common units would be fully taxable and all of these distributions could be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Morgan, Lewis & Bockius LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their common units. The IRS previously has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account such unitholder’s share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for U.S. federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 20%. In addition, a 3.8% Medicare tax is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units.

Treatment of Distributions by AmeriGas Partners

Our distributions to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of the unitholder’s tax basis in the common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units,” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the General Partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional common units will decrease each unitholder’s share of our nonrecourse liabilities, resulting in such a deemed cash distribution.

A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the unitholder’s proportionate share of the Section 751 assets and as having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis in the Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis for the unitholder’s common units is equal to the amount the unitholder paid for the common units plus the unitholder’s initial share of our nonrecourse liabilities. That basis will be increased by the unitholder’s share of our income and by any increase in the unitholder’s share of our nonrecourse liabilities. The unitholder’s basis will be decreased, but not below zero, by the unitholder’s share of our distributions, by the unitholder’s share of our losses and deductions, by any decrease in the unitholder’s share of our nonrecourse liabilities and by the unitholder’s share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of AmeriGas Partners’ Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual, an estate, a trust, or a corporation that is subject to the “at risk” rules, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to the basis and at risk limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable in subsequent taxable years to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder may be considered an increase in the unitholder’s at risk amount which could make losses that were previously suspended by the at risk limitation allowable. However, gain recognized on a taxable disposition will not permit the utilization of losses suspended by the basis limitation. Depending on the amount of gain recognized on a taxable disposition, it is possible that not all losses previously suspended by the at-risk limitation in excess of that gain would be available.

In general, a unitholder will be at risk in our activities to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangements, and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at risk amount in our activities will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at risk limitations, the passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, our partners who are subject to the passive loss rules will only be able to use any passive losses generated by us to offset future passive income generated by us and, in particular, will not be able to use those losses to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the limitations on the deductibility of investment interest expense. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not (absent an election) include gains attributable to the disposition of property held for investment. In addition, in the absence of legislative changes, qualified dividend income will not be included in net investment income unless the unitholder makes an election to include such income in net investment income.

Tax Treatment of Operations

Accounting Method and Taxable Year

We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income the unitholder’s share of our income, gain, loss and deduction for each of our taxable years that ends within or with each of such unitholder’s taxable years. In addition, a unitholder who disposes of all of the unitholder’s common units following the close of our taxable year but before the close of the unitholder’s taxable year must include the unitholder’s share of our income, gain, loss and deduction in income for the unitholder’s taxable year with the result that the unitholder will be required to report in income for the unitholder’s taxable year the unitholder’s share for more than one year of our income, gain, loss and deduction.

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but the underwriting discounts and commissions are treated as syndication expenses.

Section 754 Election

We have made the election permitted by Section 754 of the Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is generally advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is generally disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000. The Section 754 election is irrevocable without the consent of the IRS.

We intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount paid therefor. In that regard, we have adopted certain depreciation and amortization conventions discussed below under the heading “Uniformity of Common Units.”

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Valuation of AmeriGas Partners’ Property and Basis of Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of tax basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to a current unitholder.

Disposition of Common Units

Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis in the common units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Gain or loss recognized by a unitholder on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset capital gains, and, in the case of individuals, no more than $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, although, according to the Treasury Regulations, it may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Certain provisions of the Code treat a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold or assigned at its fair market value, if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property.

Allocations Between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Morgan, Lewis and Bockius LLP is unable to opine on the validity of our method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy these reporting requirements. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

We will be considered to have technically terminated our partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination. However, pursuant to a relief procedure published by the IRS, if a publicly traded partnership that has technically terminated requests, and the IRS grants, special relief, the partnership will be required to provide only a single Schedule K-1 to unitholders for the short tax years resulting from the technical termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Treatment of Operations—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. Our counsel, Morgan, Lewis and Bockius LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of their ownership of common units. Consequently, they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a U.S. trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, such a corporation will also be subject to the U.S. branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Code.

Under a ruling by the IRS, gain recognized by a foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax as effectively connected with a U.S. trade or business of the foreign unitholder in whole or in part. Moreover, under the Foreign Investment in Real Property Tax Act (“FIRPTA”), a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, significantly less than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, although a foreign unitholder’s gain on the sale of common units should not be subject to U.S. federal income tax as a result of FIRPTA, foreign unitholders nonetheless may be subject to U.S. federal income tax on gain from the sale or disposition of their common units pursuant to the IRS position reflected in the aforementioned effectively connected income ruling.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to the unitholder’s investment in our common units.

Partnerships generally are treated as separate entities for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our partnership agreement appoints our General Partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder’s U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) a statement regarding whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules apply to “tax shelters.” If any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or tax basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed to the IRS, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.” Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on U.S. federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. It is possible that legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including us. Modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Further, states may modify laws or interpret them in a manner that could subject our operations to entity-level taxation through the imposition of state income, franchise or other forms of taxation. We are unable to predict whether such legislation, or other proposals, ultimately will be enacted. Any such changes may reduce the amount of cash available for distribution to unitholders and may also have a negative impact on the value of an investment in our common units.

State, Local and Other Tax Considerations

In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider the potential impact of state and local taxes on such unitholder’s investment in us. We currently conduct business in all 50 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material. It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, and foreign as well as U.S. federal, tax returns that may be required of such unitholder. Morgan, Lewis & Bockius LLP has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We are registering the common units covered by this prospectus to permit the Selling Unitholder, and any assignees, transferees, pledgees, or donees or any of the successors in interest of the Selling Unitholder named in a prospectus supplement to this prospectus, to sell the common units. We will not receive any of the proceeds of the sale of the common units offered by this prospectus. The aggregate proceeds to the Selling Unitholder from the sale of the common units will be the purchase price of the common units less any discounts and commissions. The Selling Unitholder may offer and sell the common units included in this prospectus from time to time through one or more methods specified herein or through a combination of any of such methods or any other method permitted pursuant to applicable law. Such offers and sales may be made directly to purchasers, through underwriters, to dealers, or through agents, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at privately negotiated prices.

The Selling Unitholder may offer and sell some or all of the common units included in this prospectus by or through a broker-dealer in one or more, or a combination, of the following methods, without limitation:

•	purchases by the broker-dealer as principal, and resale by the broker-dealer for its account;

•	a block trade in which the broker-dealer may attempt to sell the units as agent, but may resell all or a portion of the block as principal in order to facilitate the transaction;

•	in a public auction;

•	transactions in which a broker-dealer may agree with the Selling Unitholder to sell a specified number of such units at a stipulated price per unit;

•	transactions in which the broker-dealer as agent solicits purchasers and ordinary brokerage transactions by the broker-dealer as agent;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the common units are listed or to or through a market maker other than on that stock exchange;

•	any other method permitted pursuant to applicable law.

The Selling Unitholder may directly make offers to sell some or all of the common units included in this prospectus to, or solicit offers to purchase such shares from, purchasers from time to time. If required, the prospectus supplement related to any such offering by the Selling Unitholder will set forth the terms of such offering.

The Selling Unitholder may sell some or all of the common units included in this prospectus from time to time to one or more underwriters, which would purchase the shares as principal for resale to purchasers, on a firm-commitment or other basis. If the Selling Unitholder sells common units to underwriters, it may execute an underwriting agreement with them and, if required, will name them in the prospectus supplement related to any such offering. In connection with those sales, underwriters may be deemed to have received compensation from the Selling Unitholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the common units for which they may act as agents. Underwriters may resell common units to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for which they may act as agents. The prospectus supplement related to any such offering will include any required information about underwriting compensation to be paid to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with such offering.

From time to time, the Selling Unitholder may sell the common units included in this prospectus to one or more dealers acting as principals. If required, the prospectus supplement related to any such offering will name such dealers as selling unitholders, and will include information about any compensation paid to the dealers, in such offering. The dealers, which may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell the common units to purchasers.

The Selling Unitholder may sell the common units it holds using a public auction process in which the public offering price and the allocation of the common units will be determined through an auction conducted by an auction agent. The auction process may involve a modified “Dutch auction” mechanic in which the auction agent (and potentially other brokers) will receive and accept bids from bidders at either a minimum bid price or at price increments in excess of the minimum bid price. The auction agent and any such other brokers may be the underwriters of the offering or their affiliates. After the auction closes and those bids become irrevocable, the auction agent will determine the clearing price for the sale of the common units offered in the auction, and subject to agreement between the Selling Unitholder and the underwriter or underwriters to proceed with the offering, the common units will be allocated to winning bidders by the underwriter or underwriters. If the Selling Unitholder uses a public auction process to sell the common units, a more detailed description of the procedures to be used in connection with any such auction will be set forth in a pricing supplement to this prospectus.

The Selling Unitholder may designate broker-dealers as agents from time to time to solicit offers from purchasers to purchase the common units included in this prospectus, or to sell such common units in ordinary brokerage transactions, on its behalf. If required, the prospectus supplement related to any such offering will name such agents, and will include information about any commissions paid to the agents in such offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act in such offering.

The Selling Unitholder may be deemed to be an “underwriter” as that term is defined in the Securities Act, and any profit on the sale of the common units included in this prospectus by the Selling Unitholder may be deemed to be “underwriting discounts or commissions” under the Securities Act.

In connection with a firm commitment offering, the underwriters may purchase and sell the common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common units while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common units sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on or through the NYSE, the existing trading market for the common units, or in the over-the-counter market or otherwise.

The Selling Unitholder or its underwriters, broker-dealers, or agents may make sales of the common units that are deemed to be an at-the-market offering as defined in Securities Act Rule 415, which includes sales of such common units made directly on or through the NYSE, the existing trading market for the common units, or in the over-the-counter market or otherwise.

Any underwriters, broker-dealers, or agents offering the common units included in this prospectus will not confirm sales to any accounts over which they or their affiliates exercise discretionary authority without the prior approval of the customer.

We have agreed to indemnify in certain circumstances the Selling Unitholder and any broker-dealers and agents who may be deemed to be underwriters, if any, of the common units covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The Selling Unitholder may agree to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act. In addition, underwriters, broker-dealers, agents and other persons may be entitled, under agreements that they may enter into with the Selling Unitholder, to indemnification by them against certain liabilities, including liabilities under the Securities Act, in connection with an offering of the common units included in this prospectus.

We have agreed to pay the expenses of the registration of the common units offered and sold by the Selling Unitholder under the registration statement, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants. The Selling Unitholder will pay any underwriting discounts and commissions applicable to the common units sold by the Selling Unitholder.

In connection with our agreement to include in the registration statement the common units to be offered for sale by the Selling Unitholder and to pay the expenses of the registration of such common units, we may require that the Selling Unitholder be subject to any restrictions on sale imposed by us from time to time, including, without limitation, with respect to blackout periods for sales, volume limitations, manner of sale restrictions or otherwise.

The Selling Unitholder and other persons participating in the sale or distribution of the common units may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common units. We have informed the Selling Unitholder that the anti-manipulation rules under the Exchange Act may apply to sales of the common units in the market and to the activities of the Selling Unitholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common units to engage in market-making activities with respect to the particular common units being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common units and the ability of any person or entity to engage in market-making activities with respect to the common units.

As a result of the requirements of the Financial Industry Regulatory Authority (“FINRA”), the maximum discount, concession or commission to be received by any FINRA member or independent broker-dealer may not be greater than eight percent (8%) of the gross proceeds received by the Selling Unitholder for the sale of any of the common units included in this prospectus.

Any of the common units included in this prospectus held by the Selling Unitholder that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to the registration statement. If the Selling Unitholder sells pursuant to Rule 144, such Selling Unitholder will not be deemed to be an “underwriter” as that term is defined in the Securities Act and will not be subject to the prospectus delivery requirements of the Securities Act with respect to such sales. The common units covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus.

The Selling Unitholder may also sell the common units through privately negotiated transactions, settlement of short sales, the writing or settlement of options or other hedging transactions (whether through an options exchange or otherwise) and an exchange distribution in accordance with the rules of the applicable exchange.

LEGAL OPINIONS

Certain legal and tax matters relating to the common units being offered will be passed upon for us by Morgan, Lewis & Bockius LLP. If certain legal matters in connection with an offering of common units made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended September 30, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, incorporated by reference in this prospectus have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You can read and copy these reports and other information, including the documents incorporated by reference, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 (please call 1-800-SEC-0330 for further information about the operation of the public reference room). Such documents, reports and information are also available on the SEC’s website at http://www.sec.gov.

We also provide information to the NYSE because our common units are traded on the NYSE. You may obtain our reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference information that we file with the SEC. This means that we disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered a part of this prospectus. Any information we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the SEC:

(1) our annual report on Form 10-K for the fiscal year ended September 30, 2012, filed on November 21, 2012;

(2) our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2012, filed on February 8, 2013; and

(3) our current reports on Form 8-K filed on November 21, 2012, January 29, 2013, and January 30, 2013.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the common units. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. We are not incorporating by reference any information furnished under items 2.02 or 7.01 (or corresponding information furnished under item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we may furnish to the SEC, unless otherwise specified in such current report or in a particular prospectus supplement.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be made to AmeriGas Propane, Inc., 460 North Gulph Road, King of Prussia, Pennsylvania 19406, telephone (610) 337-7000, Attention: Hugh J. Gallagher, Treasurer.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Amount paid or to be paid*
SEC Registration Fee	$164,747.57
Accounting Fees and Expenses	$200,000.00
Legal Fees and Expenses	$100,000.00
Printing Expenses	$50,000.00
Transfer Agent and Registrar Fees and Expenses	$2,000.00
Miscellaneous	$3,252.43
Total	$520,000.00

*	All expenses are estimates, other than the SEC registration fee, and will be borne by the Registrant.

Item 15. Indemnification of Directors and Officers

The Partnership Agreement provides that we will indemnify and hold harmless our General Partner, any departing partner, any person who is or was an affiliate of the General Partner or any departing partner, any person who is or was an officer, director, employee, partner, agent or trustee of the General Partner, any departing partner or any such affiliate, and any person who is or was serving at the request of the General Partner, any departing partner or any such affiliate as an officer, director, employee, partner, agent, fiduciary or trustee of another person, to the fullest extent permitted by law but subject to the limitations expressly provided for in the Partnership Agreement, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any of the above persons may be involved, or is threatened to be involved, as a party or otherwise, by reason of his, her or its status as any of the foregoing; provided, however, that in each case such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of AmeriGas Partners, L.P., and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. Any indemnification under these provisions will be made only out of our available assets, and our General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification.

The indemnification so provided shall be in addition to any other rights to which any of the aforementioned persons may be entitled under any agreement, pursuant to a vote of the holders of outstanding units, as a matter of law or otherwise, and shall continue for such persons who have ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of such persons.

To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by any of the aforementioned persons who is so indemnified in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by us prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by us of any undertaking by or on behalf of such person to repay such amount if it shall be determined that such person is not entitled to be indemnified.

We are authorized to purchase (or to reimburse our General Partner or its affiliates for the cost of) insurance against any liability that may be asserted against or expense that may be incurred by such persons in connection with our activities, regardless of whether we would have the power to indemnify such persons against such liability under the provisions of the Partnership Agreement described above.

Item 16. Exhibits

Exhibit Number	Description of Exhibits

1.1*	Form of Underwriting Agreement.

4.1	Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of July 27, 2009, incorporated by reference from the Form 10-Q for the quarter ended June 30, 2009, filed August 7, 2009.

4.2	Amendment No. 1 to Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of March 13, 2012, incorporated by reference from the Form 8-K filed March 14, 2012.

4.3	Second Amended and Restated Agreement of Limited Partnership of AmeriGas Propane, L.P. dated as of December 1, 2004, incorporated by reference from the Form 10-K for the fiscal year ended September 30, 2004, filed December 14, 2004.

5.1	Legal Opinion of Morgan, Lewis & Bockius LLP**

8.1	Legal Opinion of Morgan, Lewis & Bockius LLP**

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.1 and 8.1)**

24.1	Power of Attorney (included on signature page)**

*	To be filed by the filing of a Form 8-K.
**	Filed previously.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in King of Prussia, Pennsylvania, on March 5, 2013.

AMERIGAS PARTNERS, L.P. a Delaware limited partnership

By	AMERIGAS PROPANE, INC., a Pennsylvania corporation, its general partner

By:	/s/ JOHN S. IANNARELLI

Name:	John S. Iannarelli
Title:	Vice President—Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, as of March 5, 2013 this registration statement has been signed by the following persons on behalf of the registrant in the capacities indicated.

Signature	Capacity in which Signed

* Jerry E. Sheridan	President and Chief Executive Officer (Principal Executive Officer) and Director

* Lon R. Greenberg	Chairman and Director

* John L. Walsh	Vice Chairman and Director

/s/ JOHN S. IANNARELLI John S. Iannarelli	Vice President—Finance and Chief Financial Officer (Principal Financial Officer)

/s/ ROBERT J. CANE Robert J. Cane	Controller and Chief Accounting Officer (Principal Accounting Officer)

* R. Paul Grady	Vice President and Chief Operating Officer

* Anne Pol	Director

* William J. Marrazzo	Director

* Gregory A. Pratt	Director

* Marvin O. Schlanger	Director

* Howard B. Stoeckel	Director

* K. Richard Turner	Director

By:	/S/ JOHN S. IANARELLI
John S. Ianarelli
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1*	Form of Underwriting Agreement.

4.1	Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of July 27, 2009, incorporated by reference from the Form 10-Q for the quarter ended June 30, 2009, filed August 7, 2009.

4.2	Amendment No. 1 to Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of March 13, 2012, incorporated by reference from the Form 8-K filed March 14, 2012.

4.3	Second Amended and Restated Agreement of Limited Partnership of AmeriGas Propane, L.P. dated as of December 1, 2004, incorporated by reference from the Form 10-K for the fiscal year ended September 30, 2004, filed December 14, 2004.

5.1	Legal Opinion of Morgan, Lewis & Bockius LLP**

8.1	Legal Opinion of Morgan, Lewis & Bockius LLP**

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.1 and 8.1)**

24.1	Power of Attorney (included on signature page)**

*	To be filed by filing of a Form 8-K.
**	Filed previously.